July 3, 2019

Michael D. Hershberger
Chief Financial Officer, Secretary, and Treasurer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue
Suite 201
Tampa, Florida 33613

       Re: Health Insurance Innovations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019 and Amended May 7, 2019
           Form 8-K Dated May 22, 2019
           Filed May 22, 2019
           File No. 001-35811

Dear Mr. Hershberger:

       We have reviewed your June 7, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 23, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 34

1. We acknowledge your response to prior comment 1. Given the significant difference in your premium equivalents metric and your underlying revenue under ASC 606 versus
       ASC 605, please represent to us that, in addition to the proposed revised explanatory disclosure provided in your response, you will include the prior definition of premium equivalents under ASC 605 in your 2019 Form 10-K and explain that the increase from
       2017 to 2018 is in part due to the change in how you define the metric. Michael D. Hershberger
Health Insurance Innovations, Inc.
July 3, 2019
Page 2
2. Please address the following additional comments related to your response to prior comment 3:
           Given the title of your "constrained lifetime value per submitted application" (LVSA)
            metric and that the denominator of the metric is current period applications submitted, tell us why it is appropriate to include member management performance obligation revenue on prior year applications, to exclude estimated future member management performance obligation revenue on current year applications and to include changes in estimates of prior year sales and marketing performance obligations in the numerator of this metric. Explain why the prior period adjustments are not separately disclosed or removed from the current period metric.
           Tell us whether there is a significant difference between the number of submitted applications used in the denominator of your LVSA metric and the number of policies issued. If so, tell us why basing the metric on the number of submitted applications is more relevant than approved applications for which policies were issued.
           Represent to us that you will revise your disclosure in future periods to clarify why you present differing numbers of submitted applications in your disclosure consistent with the second paragraph of your response to prior comment 3.
Form 8-K Filed May 22, 2019

Exhibit 99.1
Investor Presentation (May 22, 2019), page 19

3. On slides 19 and 20 you present non-GAAP measures for annual historical periods and estimates for 2019. On slides 26 through 28 you provide reconciliations of non-GAAP measures to the most comparable GAAP measure for the first quarters of 2019 and 2018.
         Please represent to us that in future presentations you will reconcile each annual period non-GAAP measure (both historical and forward-looking guidance) presented to the most comparable GAAP measure. See Item 100(a) of Regulation G.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



FirstName LastNameMichael D. Hershberger                      Sincerely,
Comapany NameHealth Insurance Innovations, Inc.
                                                              Division of
Corporation Finance
July 3, 2019 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName